September 24, 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Tia Jenkins,

Re: Leading Brands, Inc. Form 20-F for the Fiscal Year ended February 28, 2009

Please find below the response to your letter dated September 10, 2009.

Liquidity and Capital Resources, page 24

1. The disclosure requirements set forth by Rule 4-08 (e)(3) was not applicable because the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method did not exceed 25 percent of consolidated net assets as at February 28, 2009. The disclosure requirements set forth by Rule 12-04 of regulation S-X (a) was disclosed in note 6 and note 7 of the financial statements. The disclosure requirements set forth by Rule 12-04 of regulation S-X (b) was not applicable because there were no cash dividends paid in the last three fiscal years. The consolidated net assets at February 28, 2009 were $13,681,040. The restricted net asset of LBCI consists of the unused portion of the operating line at February 28, 2009 in the amount of $955,000, or 7%. There are no undistributed earnings.

Consolidated Financial Statements
Note 19. Difference Between Canadian and United States Generally Accepted Accounting Principals

2. * The company has one reporting unit. The carrying value was $13,681,040 and the fair value was between $22,101,100 and $29,468,200 based on revenue projections plus or minus 10%.
   * The methodology is the discounted cash flow method. The cash flows were based on prior years, normalized for the current business model which included discontinued low margin lines, a new sales and marketing model based on variable costs rather than fixed

costs and reduced overheads. The cash flows were discounted at 5%. Growth rates were zero percent and terminal values were not applied.

* The cash flows compared to historical results when adjusted for the changes in the business model, which included the discontinuation of low margin products, the change in sales expenses from fixed to variable, the reduction in overhead costs implemented late in the fiscal year ended February 28, 2009 and the removal of one time items. The cash flow projections included a decrease in gross revenue, but an increase in profitability due to the smaller business model, focusing on historically profitable sales and discontinuing low-margin products.

3. The text we intend to use is as follows: *If management's estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the goodwill balance of $3,353,543. A 10% change in annual revenue estimates without a corresponding increase in gross margins, or reduction in operating costs or overheads, could materially change the valuation of the goodwill balances.*

4. We believe our stock price and market capitalization declined due to the recent global economic crisis. We feel that this is a temporary situation and believe the stock price will recover. In our opinion the market conditions deterred investors from taking the time to digest and react to the improvements in performance that the company initiated in the fiscal year ended February 28, 2009. Our calculations at February 29, 2008 valued the enterprise between $28,218,100 and $37,624,200 based on revenue projections plus or minus 10%. Our calculations at February 28, 2009 valued the enterprise between $22,101,100 and $29,468,200, approximately 78% of the February 29, 2008 valuation. Therefore, we would have expected a share price at February 28, 2009 of approximately 78% of the $1.42 share price at February 29, 2008 under normal market conditions equating to a February 28, 2009 share price of $1.11. Since February 28, 2009, our share price has recovered substantially, reaching a high of $0.73 this week equating to a market capitalization of $14.569 million.

Thank you for your comments. If you would like to discuss this letter, please contact me at 604-685-5200 (x238).

Sincerely,
Leading Brands, Inc.



per
Ralph D. McRae
Chief Executive Officer